Exhibit 99.1

Brenmiller Inaugurates World’s First-Ever Gigafactory for Thermal Energy Storage

●	The factory is expected to operate at full capacity by the end of 2023 and produce up to 4GWh of bGen™ systems annually to serve the Company’s pipeline of clean energy projects.

●	To its knowledge, Brenmiller is the first global thermal energy storage company to establish a gigawatt-scale production line.

●	The inauguration featured remarks from Avi Brenmiller, Founder, CEO and Chairman of the Board of Brenmiller Energy, Benny Biton, Mayor of Dimona, Israel, and Dr. Ron Tomer, President of the Manufacturers Association of Israel

Left to Right: Dr. Ron Tomer, President of the Manufacturers Association of Israel, Avi Brenmiller, CEO and Chairman of Brenmiller Energy, Benny Biton, Mayor of Dimona, and Dr. Gideon Friedmann, Chief Scientist at the Israel Ministry of Energy inaugurate Brenmiller’s TES gigafactory in Israel

Rosh Ha’ayin, Israel, May 2, 2023 – Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy”, or the “Company”) (Nasdaq: BNRG, TASE: BNRG), a global leader in thermal energy storage (“TES”), today inaugurated its TES gigafactory in Dimona, Israel. Avi Brenmiller, the founder, CEO and Chairman of the Board of Directors of the Company, was joined by Benny Biton, Mayor of Dimona, and Dr. Ron Tomer, President of the Manufacturers Association of Israel, to mark the occasion. The new facility will serve as Brenmiller’s primary manufacturing hub and its production lines are expected to reach full capacity by the end of 2023, producing up to 4 GWh of its patented bGen™ TES modules annually. To the Company’s knowledge, its factory in Dimona is the world’s first-ever TES gigafactory.

“We’re Israeli—we’re building technologies that can reach up to 1400°F in the middle of the desert—we know a thing or two about harnessing heat, and we’re ready to share that knowledge with the world,” said Avi Brenmiller, founder and CEO at Brenmiller Energy. “Unveiling our TES gigafactory marks a pivotal milestone in our Company’s history: what started as a family business has grown into a Company that can help the global economy’s efforts to decarbonize, and we believe our gigawatt-scale production capacity will allow us to meet growing demand for our solutions from industrial and utility customers.”

Financed by the European Investment Bank (EIB) through a €7.5 million ($8.2 million) facility agreement with EIB, Brenmiller’s TES gigafactory is equipped with advanced machinery and features a rooftop photovoltaic (PV) solar system to help power its operations with renewable energy.

“The need for energy independence throughout the EU is indisputable,” said Thomas Östros, the EIB Vice-President responsible for energy. “Renewables alone, however, will not solve our energy or climate crisis. Long-duration energy storage is critical to back up renewable intermittency, decarbonize our electric grids and industrial factories, and ensure a secure energy supply. We’re pleased to have provided financing for Brenmiller’s gigafactory, which will manufacture thermal energy storage technologies that help the EU overcome today’s critical energy challenges.”

“Dimona has a rich history of energy innovation and is proud to be home to Brenmiller’s new TES gigafactory. Brenmiller’s production facility will create well-paying jobs and attract competitive talent to the region,” said Benny Biton, Mayor of Dimona.

“Nearly half of all Israeli exports come from the high-tech sector,” said Dr. Ron Tomer, president of the Manufacturers Association of Israel. “Brenmiller’s gigafactory will strengthen the impact that Israel’s manufacturing community can have on the global economy by producing truly innovative decarbonization technology.”

Brenmiller’s bGen TES system is an intelligent, scalable, and cost-effective solution that enables industrial- and utility-scale decarbonization by turning renewable electricity into clean steam, hot water, or hot air. This provides industrial factories and power plants critical reliability, protection from renewable intermittency and fluctuations in energy market prices, in addition to 24/7 access to electric heat.

About Brenmiller Energy Ltd.

Brenmiller Energy delivers scalable thermal energy storage solutions and services that allow customers to cost-effectively decarbonize their operations. Its patented bGen thermal storage technology enables the use of renewable energy resources, as well as waste heat, to heat crushed rocks to very high temperatures. They can then store this heat for minutes, hours, or even days before using it for industrial and power generation processes. With bGen, organizations have a way to use electricity, biomass and waste heat to generate the clean steam, hot water and hot air they need to mold plastic, process food and beverages, produce paper, manufacture chemicals and pharmaceuticals or drive steam turbines without burning fossil fuels. For more information visit the company’s website at https://bren-energy.com/ and follow the company on Twitter and LinkedIn.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities and Israeli securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses that its new facility will serve as Brenmiller’s primary manufacturing hub and its production lines are expected to reach full capacity by the end of 2023, producing up to 4 GWh of its patented bGen™ TES modules annually, its belief that it is building technologies that can reach up to 1400°F in the middle of the desert, its readiness to share its knowledge about harnessing heat with the world, its belief that its gigawatt-scale production capacity will allow it to meet growing demand for its solutions from industrial and utility customers, its belief that it has a unique capacity to meet its customers’ needs in the future, that its production facility will create well-paying jobs and attract competitive talent to the region and that its gigafactory will strengthen the impact that Israel’s manufacturing community can have on the global economy. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to, the Company’s planned level of revenues and capital expenditures, the demand for and market acceptance of our products, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks and the risks associated with the adequacy of existing cash resources. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 22, 2023, filed with the U.S. Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contact:

Tori Bentkover

brenmillerenergy@antennagroup.com

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